United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale pays semi-annual remuneration on its shareholders debentures

Rio de Janeiro, March 24th, 2020 – Vale S.A. (Vale) informs that it will pay the semi-annual remuneration on its shareholders debentures (debentures) on March 31st, 2020, pursuant to item 5 of Vale's Deed for Shareholder Debentures, in the gross amount of R$ 1.302383851 per debenture, totaling R$ 506,053,039.54 to holders of debentures with a position registered in custody with B3 S.A - Brasil, Bolsa, Balcão (B3) and/or with Banco Bradesco S.A. (Bradesco), on the closing of March 30th, 2020.

This amount includes the following payments: (i) the premium associated with our copper sales (R$ 6,913,821.52) and (ii) the premium associated with our iron ore sales (R$ 499,139,218.02).

The financial settlement will be on April 1st, 2020, through B3 for the debentures held in custody at B3 and through Bradesco for the debentures held in custody at this bank.

Withholding income tax will be charged on the amount paid to holders of the debentures, at the rate applicable to fixed income from financial investments. The tax rate will vary according to each investor’s individual situation, with exemption exclusively for those who can provide unequivocal, legal proof of their tax exempt status.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 24, 2020		Director of Investor Relations